UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 4)

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

ATS Corporation

(Name of Subject Company)

ATS Corporation

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

00211E104

(CUSIP Number of Class of Securities)

Pamela Little

Co-Chief Executive Officer and Chief Financial Officer

ATS Corporation

7925 Jones Branch Drive

McLean, VA 22102

Telephone: (571) 766-2400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Squire Sanders (US) LLP

1200 19th Street, NW
Suite 300
Washington, D.C. 20036

Attention: James J. Maiwurm

Telephone: (202) 626-6600

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments and supplements thereto, the “Schedule 14D-9”) filed by ATS Corporation, a Delaware corporation (“ATS” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on February 29, 2012, as amended by Amendment No. 1 to the Schedule 14D-9 filed on March 6, 2012, Amendment No. 2 to the Schedule 14D-9 filed on March 9, 2012 and Amendment No. 3 to the Schedule 14D-9 filed on March 16, 2012. The Schedule 14D-9 relates to the tender offer by Atlas Merger Subsidiary, Inc., a Delaware corporation (the “Offeror”) and wholly owned subsidiary of Salient Federal Solutions, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), at $3.20 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by the Offeror and Parent with the SEC on February 28, 2012, as amended by the Amendment No. 1 to the Schedule TO filed on March 1, 2012, the Amendment No. 2 to the Schedule TO filed on March 6, 2012, the Amendment No. 3 to the Schedule TO filed on March 9, 2012, the Amendment No. 4 to the Schedule TO filed on March 16, 2012 and the Amendment No. 5 to the Schedule TO filed on March 23, 2012. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8 ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following before the subsection entitled “Forward Looking Statements”:

“Parent Financing

Parent entered into an Escrow Agreement dated as of March 23, 2012 with Citizens Bank of Pennsylvania, King & Spalding LLP and certain Guarantors and Lenders (as defined therein), pursuant to which the parties agreed on the final forms of the Credit Agreement and related ancillary documents and deliverables in connection with Parent’s debt financing.

Parent also entered into an Escrow Agreement dated as of March 23, 2012 with PNC Capital Finance, LLC, Cohen & Grigsby, P.C. and certain Guarantors (as defined therein), pursuant to which the parties agreed on the final forms of the Note Purchase Agreement and related ancillary documents and deliverables in connection with Parent’s mezzanine financing.

Extension of the Offer

The Company, Parent and Purchaser have agreed to extend the Offer such that it remains open for an additional five business days, until 11:59 p.m., New York City time, on March 29, 2012. Subject to the satisfaction as of the extended expiration date of the conditions described in the Offer, Purchaser anticipates that the closing of the Offer and the Merger will occur on or before March 30, 2012.

The full text of the joint press release issued by the Company and Parent on March 23, 2012 is filed as Exhibit (a)(12) hereto and is incorporated by reference.”

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ITEM 9.   EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(12)	Joint Press Release issued by ATS Corporation and Salient Federal Solutions on March 23, 2012.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ATS Corporation

By:	/s/ Pamela A Little
	Name:	Pamela A. Little
	Title:	Co-Chief Executive Officer and Chief Financial Officer

Dated: March 23, 2012

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